Exhibit 99.1

IM Cannabis Shares Commence Trading on 30:1 Consolidated Basis

TORONTO and GLIL YAM, Israel, August 27, 2026 - IM Cannabis Corp. (“IMC” or the “Company”) (Nasdaq: IMCC), a medical cannabis company with operations in Israel and Germany, announces that, further to its press release dated August 18, 2026, the Company’s common shares, no par value per share (“Common Shares”), commenced trading today on the Nasdaq Capital Market LLC (“Nasdaq”) on a 30:1 post-consolidated basis (the “Consolidation”).

The Company’s existing trading symbol “IMCC” remains unchanged. The Company’s new CUSIP and ISIN numbers are 44969Q505 and CA44969Q5059, respectively.

After giving effect to the Consolidation, the Common Shares were reduced from 18,567,650 to 618,899 Common Shares, subject to rounding for fractional Common Shares. No fractional Common Shares were issued in connection with the Consolidation. Instead, all fractional Common Shares equal to or greater than one-half resulting from the Consolidation were rounded to the next whole number, otherwise, fractional Common Shares representing less than one-half of a Common Share were cancelled. The exercise price and/or conversion price and number of Common Shares issuable under any of the Company’s outstanding convertible securities were proportionately adjusted in connection with the Consolidation.

Computershare Investor Services Inc., the Company’s registrar and transfer agent for the Common Shares, has mailed letters of transmittal to registered shareholders of record as of August 27, 2026 providing instructions for the exchange of share certificates or direct registration system statements representing pre-Consolidation Common Shares for share certificates or direct registration system statements representing post-Consolidation Common Shares. Registered shareholders may also obtain a copy of the letter of transmittal by accessing the Company’s SEDAR+ profile at www.sedarplus.ca. Until surrendered, each Common Share certificate or direct registration system statement representing pre-consolidated Common Shares will represent the number of whole post-consolidated Common Shares to which the holder is entitled as a result of the Consolidation. No action is required by beneficial holders to receive post-consolidation Common Shares in connection with the Consolidation. Beneficial holders who hold their Common Shares through intermediaries (e.g., a broker, bank, trust company, investment dealer or other financial institution) and who have questions regarding how the Consolidation will be processed should contact their intermediaries with respect to the Consolidation.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) is an international company focused on building and scaling innovative businesses and technologies across global markets. The Company currently operates a medical cannabis platform serving patients in Israel and Germany while evaluating opportunities to expand into additional technology-driven sectors.

The IMC ecosystem operates in Israel through its subsidiaries, which import and distribute cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies and online platforms in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking statements”). Forward-looking statements are based on expectations, estimates, projections and interpretations as at the date of this press release and are often, but not always, identified by words and phrases such as “anticipate”, “believe”, “expect”, “intend”, “may”, “plan”, “should”, “will”, “would”, “could”, “estimate”, “target”, “subject to” and similar words or expressions.

Forward-looking statements in this press release include, without limitation, statements regarding the Consolidation, including the expected impact of the Consolidation on the per-share trading price of the Common Shares, the Company’s intention and ability to regain and maintain compliance with Nasdaq’s US$1.00 minimum bid price requirement and other continued listing requirements, and the timing and process for the exchange of certificates or direct registration system statements representing pre-Consolidation Common Shares.

Forward-looking statements are based on a number of assumptions, including, without limitation, that the Consolidation will result in a sustained increase in the per-share trading price of the Common Shares; that the trading price of the Common Shares will be sufficient for the Company to regain compliance with Nasdaq’s US$1.00 minimum bid price requirement within the applicable compliance period; that Nasdaq will confirm compliance if the applicable requirements are met; that market conditions and trading activity will not materially impair the Company’s ability to regain or maintain compliance with Nasdaq’s continued listing requirements; that registered shareholders will be able to complete the exchange process in the ordinary course; and that there will be no material adverse change in the Company’s business, operations, capital, financial condition, prospects or regulatory status.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, without limitation: the risk that the Consolidation may not result in a sustained increase in the per-share trading price of the Common Shares; the risk that the Company may not regain or maintain compliance with Nasdaq’s US$1.00 minimum bid price requirement or other continued listing requirements, which could result in delisting; volatility and liquidity risks affecting the Common Shares; risks relating to the adjustment of convertible, exchangeable or exercisable securities; risks relating to communications with, and the exchange process for, registered and beneficial shareholders; regulatory, licensing and governmental policy risks in the jurisdictions where the Company operates; any unexpected failure to maintain in good standing or renew required licences; the ability of the Company and its subsidiaries (the “Group”) to deliver on their sales commitments or growth objectives; reliance on third-party supply agreements and key personnel; the Group’s ability to fulfill its obligations; the Group’s possible exposure to liability and the anticipated outcome of litigation, disputes or legal proceedings involving the Group; the impact of increasing competition; adverse market conditions and supply chain constraints; debt default risk; risks arising from war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the multi-front war Israel is facing on the Company, its operations and the medical cannabis industry in Israel; risks related to the Company’s focus on the markets in which it operates; the Company’s ability to achieve sustainable profitability, increase shareholder value, manage costs, improve margins, grow or maintain sales, meet its goals and strategic plans, reduce costs or maintain revenues; and the other risks, uncertainties and factors set out under “Risk Factors” in the Company’s annual report for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management as of such date. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contacts:

Michal Efraty

Investor & Public Relations
IM Cannabis Corp.
michal@efraty.com

Oren Shuster, Chief Executive Officer

IM Cannabis Corp.

info@imcannabis.com